BRIAN V. CAID

brian.caid@kutakrock.com

(303) 297-2400

November 5, 2014

VIA EDGAR AND FEDEX

Ms. Jennifer Gowetski, Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             STORE Capital Corporation

Amendment No. 3 to Registration Statement on Form S-11

Filed on November 5, 2014

File No. 333-198486

Dear Ms. Gowetski:

On behalf of STORE Capital Corporation (“STORE” or the “Company”), and as previously discussed between the Company and the staff of the Securities and Exchange Commission (the “Staff”), we are hereby filing the Company’s Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-11 (the “Registration Statement”), which was initially publicly filed on August 29, 2014.  Amendment No. 3 amends the Registration Statement to include information relating to the price range of the shares being registered and the 1.67-for-1 split of the Company’s common stock effected through a dividend to the Company’s stockholders.

For your convenience, we have enclosed a courtesy package that includes four copies of Amendment No. 3 and four marked copies which have been marked to show changes from Amendment No. 2 to the Registration Statement, which was filed on October 29, 2014.

Please do not hesitate to contact me by telephone at (303) 292-7793 or by email at brian.caid@kutakrock.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian V. Caid

Brian V. Caid
of KUTAK ROCK LLP

Enclosures

cc:	Christopher H. Volk
Michael T. Bennett